UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        November 30, 2002
                                               Estimated average burden
                                               hours per response............11

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*


                                 CELERITEK, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    150926103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Bryant R. Riley
                       11150 Santa Monica Blvd., Suite 750
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._150926103______              13D                   Page 1 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SACC Partners, LP; Riley Investment Management LLC; B. Riley and Co. Inc.;
     B. Riley and Co. Holdings, LLC, Bryant R. Riley

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     WC, PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         735,842

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         735,842

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     735,842

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.98%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN, IA, BD, OO, IN

________________________________________________________________________________

CUSIP No.__150926103_____              13D                   Page 2 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Common Stock of Celeritek, Inc.
3236 Scott Blvd.
Santa Clara, CA 95054

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) SACC Partners LP (a Delaware limited partnership) Riley Investment Management LLC (Delaware ltd. liab. co.) B. Riley and Co. Inc. (Delaware corporation) B. Riley and Co. Holdings, LLC (Delaware ltd. liab. co.) Bryant R. Riley (individual residing in California)

     (b) 11150 Santa Monica Boulevard, Suite 750 Los Angeles, CA 90025

     (c) Mr. Riley owns all of the outstanding shares of B. Riley and Co. Inc. ("BRC"), an NASD member broker-dealer and all of the outstanding membership interests in B. Riley and Co. Holdings, LLC ("BRC Holdings"). Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). They are all located at the address specified in (b) above.

  (d)    None

  (e) None

  (f)    United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds, BRC's purchases were made with BRC corporate funds and BRC Holdings received its shares as a contribution from Mr. Riley who made purchases of the shares with his own personal funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the belief that the Common Stock, at current market prices, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of shares of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons understand that Anaren Microwave Inc. has proposed to acquire/merge with the Issuer, and that the Issuer has rejected this proposal. The Reporting Persons believe that such a transaction with Anaren Microwave or another party would provide the Issuer's stockholders with an opportunity to maximize the present value of their investment and, based upon facts currently known to the Reporting Persons, would be preferable to the Issuer remaining independent. To this end, BRC delivered a letter dated November 20, 2002 to Mr. Tamer Husseini, Chairman, President, Chief Executive Officer of the Issuer requesting that the Issuer reconsider its rejection of Anaren Microwave Inc. The Reporting Persons intend to discuss these issues with the management of the Issuer.

In an effort to insure that the interests of the Issuer's stockholders are adequately represented by the Issuer's Board of Directors in its consideration of any acquisition proposals, BRC's letter indicated that it may engage in discussions with other stockholders or call a special meeting to seek alternative board representation, although it has neither committed to such an action nor has it any knowledge of who would be nominated as the new directors at such special meeting.

The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, seeking alternative board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or to change their intention with respect to any and all matters referred to in this Item 4.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) SACC owns 596,600 shares of Celeritek's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley in his role as the sole manager of RIM controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 596,600 shares held by SACC, representing approximately 4.85% of Celeritek's common stock.

BRC owns 129,242 shares of Celeritek's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 129,242 shares of Celeritek's common stock, representing approximately 1.05% of Celeritek's common stock.

BRC Holdings owns 10,000 shares of Celeritek's common stock. Because Mr. Riley has sole voting and investment power of BRC Holding's security holdings, both BRC Holdings and Mr. Riley may be deemed to have beneficial ownership of the 10,000 shares held by BRC Holdings, representing approximately 0.08% of Celreitek's common stock.

(b) With respect to all of the shares that are held by each of SACC, BRC and BRC Holdings, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

(c) Please see Exhibit A for SACC's, BRC's and BRC Holdings' transactions in the Issuer's shares in the sixty (60) days preceding this filing.

(d) None

(e) Not Applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM, BRC and BRC Holdings are described above under Item 2(c) above. There is no written agreement among the reporting parties regarding Celeritek's shares other than the joint filing agreement attached as Exhibit B.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A. List of transactions in the class of securities being reported (see
Item 5(c) above).

Exhibit B.  Joint Filing Agreement


________________________________________________________________________________

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2002
                                            SACC PARTNERS LP
                                            By: Riley Investment Management LLC,
                                            its General Partner

                                            By: /s/ Bryant R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            RILEY INVESTMENT MANAGEMENT LLC

                                            By: /s/ Bryant R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            B. RILEY AND CO. INC.

                                            By: /s/ Bryant R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            B. RILEY AND CO. HOLDINGS, LLC By:

                                            /s/ Bryant R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            /s/ Bryant R. Riley
                                            ---------------------------
                                            Bryant R. Riley

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                      LIST OF TRANSACTIONS IN LAST 60 DAYS

--------------------------------------------------------------------------------------------------
   REPORTING PARTY           DATE          # OF SHARES      PRICE/SHARE       TYPE AND MANNER
--------------------------------------------------------------------------------------------------
         SACC             11/11/2002         132,700          5.2566             Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         25,000           5.5023             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         200,000          5.4148             Brokered
--------------------------------------------------------------------------------------------------
                          11/15/2002         55,000             5.6              Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         125,000           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002         58,900           6.5861             Brokered
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
         BRC              9/23/2002           -150             8.05              Brokered
--------------------------------------------------------------------------------------------------
                          9/25/2002            150               8               Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002          -3,500           7.4546             Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002           -200             7.511             Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002           -200              7.5              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002           -100              7.5              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002           -100              7.5              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002           -100             7.51              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002           -100             7.45              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002            100             7.25              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002            100             7.48              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002            200             7.35              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002            400             7.44              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002            500             7.25              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002            700              7.5              Brokered
--------------------------------------------------------------------------------------------------
                          9/26/2002           2,300             7.4              Brokered
--------------------------------------------------------------------------------------------------
                          9/30/2002           2,100            7.25              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002          -15,000          7.2714             Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002            100             7.25              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002            100             7.26              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002            200              7.2              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002            200             7.29              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002            400              7.2              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002            800             7.249             Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002            900              7.2              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002           1,200            7.25              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002           1,700            7.25              Brokered
--------------------------------------------------------------------------------------------------
                          10/1/2002           7,100             7.2              Brokered
--------------------------------------------------------------------------------------------------
                          10/2/2002            200             7.21              Brokered
--------------------------------------------------------------------------------------------------
                          10/2/2002            200             7.11              Brokered
--------------------------------------------------------------------------------------------------
                          10/3/2002           -100               7               Brokered
--------------------------------------------------------------------------------------------------
                          10/3/2002           -100             7.02              Brokered
--------------------------------------------------------------------------------------------------


                          10/4/2002           -100             6.75              Brokered
--------------------------------------------------------------------------------------------------
                          10/4/2002            100             6.63              Brokered
--------------------------------------------------------------------------------------------------
                          10/10/2002          -700              6.8              Brokered
--------------------------------------------------------------------------------------------------
                          10/10/2002          -100             6.811             Brokered
--------------------------------------------------------------------------------------------------
                          10/10/2002          -100             6.801             Brokered
--------------------------------------------------------------------------------------------------
                          10/10/2002           900            6.8013             Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002         -57,700          5.1569             Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002         -13,500          5.1759             Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002          -800             5.33              Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002          -100             5.49              Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002           800             5.15              Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002         10,000             5.1              Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002         12,300             5.2              Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002         24,000            5.01              Brokered
--------------------------------------------------------------------------------------------------
                          11/11/2002         25,000            5.25              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         -25,000          5.5023             Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         -20,000          5.5523             Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         -16,700          5.5523             Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         -16,700          5.5523             Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         -16,600          5.5523             Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002           100             5.449             Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002           200              5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002           300              5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002           500              5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002          1,900            5.46              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002          4,100             5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002          6,000            5.55              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         20,700             5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         29,100             5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/13/2002         32,100             5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002        -200,000          5.4148             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002        -130,000          5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -88,000          5.3515             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -30,000           5.49              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -30,000           5.47              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -10,000            5.4              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -8,400            5.45              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -8,300            5.45              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -8,300            5.45              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -4,900             5.4              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -1,400            5.37              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         -1,000            5.36              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          -200             5.371             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          -100             5.37              Brokered
--------------------------------------------------------------------------------------------------


                          11/14/2002          -100             5.39              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002           25              5.54              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002           100             5.579             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002           100             5.59              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002           100             5.58              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002           100             5.34              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002           163              5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002           400             5.55              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          1,025            5.55              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          1,500             5.6              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          1,663             5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          2,000            5.54              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          2,600            5.37              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          4,000            5.59              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          6,000           5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          6,800           5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          7,500            5.58              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002          8,975            5.55              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         10,000            5.54              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         10,000            5.54              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         12,000             5.6              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         15,100           5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         17,100           5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         20,100           5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         27,000           5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         31,174             5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         60,800             5.4              Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         126,000          5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/14/2002         181,900          5.3513             Brokered
--------------------------------------------------------------------------------------------------
                          11/15/2002         -7,600            5.65              Brokered
--------------------------------------------------------------------------------------------------
                          11/15/2002         -4,300            5.85              Brokered
--------------------------------------------------------------------------------------------------
                          11/15/2002         -2,500            5.65              Brokered
--------------------------------------------------------------------------------------------------
                          11/15/2002          -100             5.65              Brokered
--------------------------------------------------------------------------------------------------
                          11/15/2002          2,600             5.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002        -125,000           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -50,000           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -16,700           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -16,700           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -16,600           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -10,000           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -10,000           5.773             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -2,000             5.8              Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         -2,000            5.82              Brokered
--------------------------------------------------------------------------------------------------


                          11/18/2002          -600             5.801             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          -500              5.8              Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          2,500           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          3,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          4,900           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          5,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          5,300           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          6,800           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          8,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          8,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002          8,500           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         10,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         11,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         12,100           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         12,700           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         13,200           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         14,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         14,600           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         16,400           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         17,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         17,984           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         18,000           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         19,683            5.75              Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         20,200           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         48,350           5.8054             Brokered
--------------------------------------------------------------------------------------------------
                          11/18/2002         50,000             5.6              Brokered
--------------------------------------------------------------------------------------------------
                          11/19/2002         -1,400             6.4              Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002         -58,900          6.5861             Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002           300              6.6              Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002          1,100            6.59              Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002          2,500            6.57              Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002          2,700            6.59              Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002          3,100             6.6              Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002         19,300            6.61              Brokered
--------------------------------------------------------------------------------------------------
                          11/20/2002         29,900            6.57              Brokered
--------------------------------------------------------------------------------------------------
                          11/21/2002         -25,000           6.55              Brokered
--------------------------------------------------------------------------------------------------
                          11/21/2002           100             6.47              Brokered
--------------------------------------------------------------------------------------------------
                          11/21/2002         25,000             6.5              Brokered
--------------------------------------------------------------------------------------------------
                          11/22/2002           100             6.699             Brokered
--------------------------------------------------------------------------------------------------
                          11/22/2002          2,500             6.7              Brokered
--------------------------------------------------------------------------------------------------
                          11/26/2002           100              6.2              Brokered
--------------------------------------------------------------------------------------------------
                          11/26/2002           800              6.2              Brokered
--------------------------------------------------------------------------------------------------
                          11/26/2002           900              6.2              Brokered
--------------------------------------------------------------------------------------------------
                          11/26/2002          7,400             6.2              Brokered
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
    BRC Holdings*         11/18/2002         10,000            5.773             Brokered
--------------------------------------------------------------------------------------------------

* These shares were originally purchased by Bryant R. Riley on November 18, 2002 and transferred to BRC Holdings on November 19, 2002.

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Celeritek, Inc., dated as of November 27, 2002, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement shall remain in effect until a party to this letter notifies the other parties in writing that it is withdrawing from the agreement to file a joint Schedule 13D, and after such written notice shall remain in effect as to all non-withdrawing parties.



Date: November 27, 2002
                                            SACC PARTNERS LP
                                            By: Riley Investment Management LLC,
                                            its General Partner

                                            By: /s/ Bryant R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            RILEY INVESTMENT MANAGEMENT LLC

                                            By: /s/ Bryant R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            B. RILEY AND CO. INC. By: /s/ Bryant

                                            R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            B. RILEY AND CO. HOLDINGS, LLC

                                            By: /s/ Bryant R. Riley
                                            --------------------------------
                                            Bryant R. Riley, President


                                            /s/ Bryant R. Riley
                                            ---------------------------
                                            Bryant R. Riley